UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HUB Cyber Security Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M6000J 101

(CUSIP Number)

June 11, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6000J 101

1	NAME OF REPORTING PERSON: Shayna L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0- Ordinary Shares
	6	SHARED VOTING POWER: 19,046,919 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 19,046,919 Ordinary Shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,046,919 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 19.42%**
12	TYPE OF REPORTING PERSON: PN

*	Issuable upon conversion of two convertible loans (together, the “Loans”) provided by the Reporting Person to the Issuer under convertible loan agreements between the Reporting Person and the Issuer dated February 23, 2023 and June 11, 2023. Assumes conversion of the Loans at a price equal to a 40% discount to the average closing prices of the Company’s ordinary shares during the five trading days preceding June 12, 2023. Includes ordinary shares of the Issuer issuable upon conversion of the Loans and ordinary shares of the Issuer subject to exercisable options that are issuable upon conversion of the Loans.

**	Calculated based on 98,099,943 ordinary shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. M6000J 101

1	NAME OF REPORTING PERSON: Carmel Argaman Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0- Ordinary Shares
	6	SHARED VOTING POWER: 19,046,919 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 19,046,919 Ordinary Shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,046,919 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 19.42%**
12	TYPE OF REPORTING PERSON: PN

*	Issuable upon conversion of two convertible loans (together, the “Loans”) provided by the Reporting Person to the Issuer under convertible loan agreements between the Reporting Person and the Issuer dated February 23, 2023 and June 11, 2023. Assumes conversion of the Loans at a price equal to a 40% discount to the average closing prices of the Company’s ordinary shares during the five trading days preceding June 12, 2023. Includes ordinary shares of the Issuer issuable upon conversion of the Loans and ordinary shares of the Issuer subject to exercisable options that are issuable upon conversion of the Loans.

**	Calculated based on 98,099,943 ordinary shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. M6000J 101

1	NAME OF REPORTING PERSON: Guy David Shantser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0- Ordinary Shares
	6	SHARED VOTING POWER: 19,046,919 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 19,046,919 Ordinary Shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,046,919 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 19.42%**
12	TYPE OF REPORTING PERSON: PN

*	Issuable upon conversion of two convertible loans (together, the “Loans”) provided by the Reporting Person to the Issuer under convertible loan agreements between the Reporting Person and the Issuer dated February 23, 2023 and June 11, 2023. Assumes conversion of the Loans at a price equal to a 40% discount to the average closing prices of the Company’s ordinary shares during the five trading days preceding June 12, 2023. Includes ordinary shares of the Issuer issuable upon conversion of the Loans and ordinary shares of the Issuer subject to exercisable options that are issuable upon conversion of the Loans.

**	Calculated based on 98,099,943 ordinary shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. M6000J 101

Item 1.

(a)	Name of Issuer: HUB Cyber Security Ltd..

(b)	Address of Issuer’s Principal Executive Offices:

17 Rothschild Blvd., Tel Aviv 6688120, Israel

Item 2.

(a)	Name of Person Filing:

Shayna L.P., a limited partnership organized under the laws of the Cayman Islands.

Carmel Argaman Investments Ltd. (“Carmel”), a company organized under the laws of the State of Israel, wholly-owned by Guy David Shantser. Carmel serves as the general partner of Shayna L.P.

Guy David Shantser, a citizen of the State of Israel.

I.R.S. Identification No. of above person (entities only): N/A

(b)	Address of Principal Business Office or, if none, Residence:

The principal place of business for each of the Reporting Persons is 148 Golomov Street, Jerusalem, Israel

(c)	Citizenship: See (a) above.

(d)	Title of Class of Securities: Ordinary Shares, no par value per share (“Ordinary Shares”)

(e)	CUSIP Number: M6000J 101

Item 3.	Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Persons may be deemed to beneficially own 19,046,919 Ordinary Shares

(b)	Percent of class:

The Reporting Persons may be deemed to beneficially own 19.42% of the outstanding Ordinary Shares (based on 98,099,943 Ordinary Shares of the Issuer outstanding as of June 12, 2023)

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

CUSIP No. M6000J 101

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

CUSIP No. M6000J 101

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

Shayna L.P.
By: Carmel Argaman Investments Ltd., general partner

By:	/s/ Guy David Shantser
Name:	Guy David Shantser
Title:	Chief Executive Officer

Carmel Argaman Investments Ltd.

By:	/s/ Guy David Shantser
Name:	Guy David Shantser
Title:	Chief Executive Officer

Guy David Shantser

By:	/s/ Guy David Shantser
Name:	Guy David Shantser

CUSIP No. M6000J 101

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Joint Filing Agreement, dated July 5, 2023

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